# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Voya Global Advantage & Premium Opportunity Fund, CIK 0001332943
CUSIP: 92912R104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7337 EAST DOUBLETREE RANCH ROAD, STE 100, Scottsdale, Arizona (AZ), 85258
Date of event which requires filing of this statement: 02/28/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-26-003004
Filed by CIK 0001297376

## Reporting persons
- Advisors Asset Management, Inc.: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 844,956; shared voting power 0; sole dispositive power 844,956; shared dispositive power 0; aggregate amount beneficially owned 844,956 (5.51% of the class)

## Item 1. Issuer
Name of issuer: Voya Global Advantage & Premium Opportunity Fund
Address of issuer's principal executive offices: 7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258-2034

## Item 2. Person Filing
Name of person filing: Advisors Asset Management, Inc.
Address of principal business office or, if none, residence: 18925 Base Camp Road, Monument, Colorado 80132
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 844,956
Percent of class: 5.510%
Sole power to vote or to direct the vote: 844,956
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 844,956
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Advisors Asset Management, Inc. is sponsor of several unit investment trusts which hold shares of common stock of the issuer. No unit investment trust sponsored by Advisors Asset Management, Inc. holds 5% or more of the issuer's common stock. Advisors Asset Management, Inc. disclaims beneficial ownership of such shares of the issuer identified in this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 6

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Advisors Asset Management, Inc.: /s/ Cliff Corso, Cliff Corso/Chief Executive Officer (03/10/2026)